Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT

                                 FOR THE PERIOD

           Beginning  January 1, 1998  and Ending  December 31, 1998

                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                                EUA Service Corporation
                       (Exact Name of Reporting Company)

  A                               Subsidiary                 SERVICE COMPANY
                          ("Mutual" or "Subsidiary")


Date of Incorporation  January 1, 1971.

If not Incorporated, Date of Organization _______________.

State or Sovereign Power under which Incorporated or Organized Massachusetts


Location of Principal Executive Offices of Reporting Company:
1 Liberty Square, Boston, Massachusetts  02107


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Augustine Camara       Assistant Comptroller      750 West Center Street,
                                                 West Bridgewater, Ma. 02379
       (Name)                  (Title)                   (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                         Eastern Utilities Associates

                                               Total Number of Pages __41__

SEC 19216 (6-82)
*NEW PAGE*
          INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing -- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

      3. Period Covered by Report -- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format -- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed -- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X >210.3-01(b).

      6. Deficits Displayed -- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. Regulation S-X, >210.3(c).

      7. Major Amendments or Corrections -- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions -- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart -- The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation -- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed -- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                        Schedule or     Page
Description of Schedules and Accounts                     Acct. No.      No.

COMPARATIVE BALANCE SHEET                              Schedule I        4-5
   SERVICE COMPANY PROPERTY                            Schedule II       6-7
   ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
   INVESTMENTS                                         Schedule IV        9
   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES        Schedule V        10
   FUEL STOCK EXPENSE UNDISTRIBUTED                    Schedule VI       11
   STORES EXPENSE UNDISTRIBUTED                        Schedule VII      12
   MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII     13
   MISCELLANEOUS DEFERRED DEBITS                       Schedule IX       14
   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
       EXPENDITURES                                    Schedule X        15
   PROPRIETARY CAPITAL                                 Schedule XI       16
   LONG-TERM DEBT                                      Schedule XII      17
   CURRENT AND ACCRUED LIABILITIES                     Schedule XIII     18
   NOTES TO FINANCIAL STATEMENTS                       Schedule XIV      19
COMPARATIVE INCOME STATEMENT                           Schedule XV       20
   ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457       21
   ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES       Account 458       22
   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
       NON-ASSOCIATE COMPANIES                         Schedule XVI      23
   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
       FUNCTION                                        Schedule XVII    24-27
   DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920       28
   OUTSIDE SERVICES EMPLOYED                           Account 923       29
   EMPLOYEE PENSIONS AND BENEFITS                      Account 926       30
   GENERAL ADVERTISING EXPENSES                        Account 930.1     31
   MISCELLANEOUS GENERAL EXPENSES                      Account 930.2     32
   RENTS                                               Account 931       33
   TAXES OTHER THAN INCOME                             Account 408       34
   DONATIONS                                           Account 426.1     35
   OTHER DEDUCTIONS                                    Account 426.5     36
   NOTES TO STATEMENT OF INCOME                        Schedule XVIII    37










      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


                                                                        Page
Description of Reports or Statements                                     No.


ORGANIZATION CHART                                                       38

METHODS OF ALLOCATION                                                    39

ANNUAL STATEMENT OF COMPENSATION FOR
    USE OF CAPITAL BILLED                                                40

SIGNATURE CLAUSE                                                         41

ANNUAL REPORT OF EUA SERVICE CORPORATION
SCHEDULE I - COMPARATIVE BALANCE SHEET

    Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31, 1998
                                                                     CURRENT      PRIOR
               SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)                   33,690,659  33,360,786
101.1     Property under capital leases - Net                         949,444   1,570,121
          [Page 19C Footnote D]
107       Construction work in progress (Schedule II)                       0   1,987,924
               Total Property                                      34,640,103  36,918,831
111 &     Less accumulated provision for depreciation
108         and amortization of service company
            property (Schedule III)                                14,735,782  13,975,450
               Net Service Company Property                        19,904,321  22,943,381

          INVESTMENTS

123       Investments in associate companies
               (Schedule IV)
124       Other Investments (Schedule IV)
               Total Investments                                            0           0

          CURRENT AND ACCRUED ASSETS

131       Cash                                                       (634,623)      1,769
134       Special deposits                                             40,925      40,925
135       Working funds                                                15,825      15,825
136       Temporary cash investments (Schedule IV)                  3,000,000   1,050,000
141       Notes receivable                                                  0           0
143       Accounts receivable                                         804,898     357,557
144       Accumulated provision of uncollectible accounts                   0           0
146       Accounts receivable from associate
            companies (Schedule V)                                 12,427,469  10,818,690
152       Fuel stock expenses undistributed (Schedule VI)                   0           0
154       Materials and supplies                                       52,180      56,752
163       Stores expense undistributed (Schedule VII)                   3,624       2,478
165       Prepayments                                                 167,458     389,376
171       Interest Receivable                                               0           0
174       Misc Current and Accrued Assets (Schedule VIII)                   0           0
               Total Current and Accrued Assets                    15,877,756  12,733,372

          DEFERRED DEBITS

181       Unamortized debt expense                                     42,395      60,013
182.3     Other regulatory assets                                      24,055     177,850
184       Clearing accounts                                                 0           0
186       Miscellaneous deferred debits (Schedule IX)                 416,156     472,388
188       Research, development, or demonstration
            expenditures (Schedule X)                                       0           0
190       Accumulated deferred income taxes                             5,892      75,793
               Total Deferred Debits                                  488,498     786,044
               TOTAL ASSETS AND OTHER DEBITS                       36,270,575  36,462,797

ANNUAL REPORT OF EUA SERVICE CORPORATION
SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31, 1998
                                                                     CURRENT      PRIOR
          PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                             1,000       1,000
211       Miscellaneous paid-in-capital (Schedule XI)               2,100,000   2,300,000
215       Appropriated retained earnings (Schedule XI)
216       Unappropriated retained earnings (Schedule XI)              456,189     594,346
               Total Proprietary Capital                            2,557,189   2,895,346

          LONG-TERM DEBT

223       Advances from associate companies (Schedule XII)
2240.1    Other long-term debt (Schedule XII)                       5,100,000   6,800,000
225       Unamortized premium on long-term debt
226       Unamortized discount on long-term debt-debit
               Total Long-Term Debt                                 5,100,000   6,800,000

227       Obligations under capital leases - non current              398,645     849,838

          CURRENT AND ACCRUED LIABILITIES

2240.2    Current Maturities - Long-Term Debt                       1,100,000   1,100,000
231       Notes payable
232       Accounts payable                                            438,383     971,635
233       Notes payable to associate companies
            (Schedule XIII)
234       Accounts payable to associate companies
            (Schedule XIII)                                           336,545     140,448
236       Taxes accrued                                                 7,254      13,088
237       Interest accrued                                            316,200     402,900
238       Dividends declared
241       Tax collections payable                                       7,500       8,092
242       Miscellaneous current and accrued
            liabilities (Schedule XIII)                             1,566,480   1,372,472
243       Obligations under capital leases - current                  550,799     720,282
               Total Current and Accrued Liabilities                4,323,161   4,728,917

          DEFERRED CREDITS

253       Other deferred credits                                   22,599,657  19,698,641
254       Regulatory liabilities                                        3,812       2,622
255       Accumulated deferred investment tax credits
               Total Deferred Credits                              22,603,469  19,701,263

282 & 283 ACCUMULATED DEFERRED INCOME TAXES                         1,288,111   1,487,433

          TOTAL LIABILITIES & PROPRIETARY CAPITAL                  36,270,575  36,462,797

ANNUAL REPORT OF EUA SERVICE CORPORATION

For the Year Ended December 31, 1998

SCHEDULE II - SERVICE COMPANY PROPERTY
                          BALANCE AT              RETIREMENTS              BALANCE
                           BEGINNING                   OR      OTHER (1)/  AT CLOSE
       DESCRIPTION          OF YEAR    ADDITIONS     SALES      CHANGES    OF YEAR
SERVICE COMPANY PROPERTY

Account

301  ORGANIZATION              9,040           0            0          0        9,040

303  MISCELLANEOUS
     INTANGIBLE PLANT      1,699,223           0            0          0    1,699,223

304  LAND & LAND RIGHTS      717,080           0            0          0      717,080

305  STRUCTURES AND
     IMPROVEMENTS         18,142,620      40,869          200          0   18,183,289

306  LEASEHOLD               542,449           0            0          0      542,449
     IMPROVEMENTS

307  EQUIPMENT (2)/        8,161,618     805,687      522,800          0    8,444,505

308  OFFICE FURNITURE
     AND EQUIPMENT         4,088,756       6,317            0          0    4,095,073

309  AUTOMOBILES,
     OTHER VEHICLES
     AND RELATED
     GARAGE EQUIPMENT              0           0            0          0            0

310  AIRCRAFT & AIRPORT
     EQUIPMENT                     0           0            0          0            0

311  OTHER SERVICE
     COMPANY
     PROPERTY (3)/                 0           0            0          0            0

     SUB-TOTAL            33,360,786     852,873      523,000          0   33,690,659

107  CONSTRUCTION
     WORK IN
     PROGRESS (4)/         1,987,924           0            0  (1,987,924)          0

     TOTAL                35,348,710     852,873      523,000  (1,987,924) 33,690,659


(1)/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

           SCHEDULE II - CONTINUED

(2)/  SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS
      DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                     BALANCE
                                                           NET      AT CLOSE
              SUBACCOUNT DESCRIPTION                    ADDITIONS    OF YEAR

110   Cellular Phone Equipment                                  0       2,731
131   Word Processing Equipment                                 0      16,572
133   Data Processing Equipment                                 0   1,351,994
120   Consumer Service Equipment                                0       5,522
215   Human Resources Equipment                                 0         960
230   Occupational Health & Safety Equipment                    0      40,403
240   Office Services Equipment                               523         973
310   Employee Communication/Visual Aids Equipment              0      71,013
325   Community Relations Equipment                             0       2,441
364   Purchasing/Material Management Equipment                  0     111,199
372   Energy Management Equipment                               0      26,201
417   Treasury Department Equipment                             0      20,117
422   Rate and Revenue Research Equipment                       0      49,554
427   Accounting Systems Equipment                              0       1,736
441   Customer & Consumer Service Equipment                     0     218,761
452   West Bridgewater Building Equipment                   3,351      60,362
525   Transmission                                         12,813      12,813
565   Meter Testing Equipment                              13,450      99,563
572   Electrical Systems Equipment                         29,474      83,283
573   Distribution Engineering Equipment                        0      10,934
574   Engineering Equipment                                     0     179,218
582   Substation                                            4,956       4,956
584   Electronics                                           1,276       1,276
587   Vegetation Management Equipment                       2,519       7,689
581/5 Substation/Communication Equipment                        0     812,721
583   Radio/Microwave Equipment                            17,217      51,449
610   Transmission & Distribution Equipment                     0         798
617   OPS Training Facility Equipment                           0       7,701
620   Line Equipment                                            0       2,048
650   URD Line Equipment                                        0      12,286
000   Telephone System Upgrade                            714,908     714,908
000   Microwave Equipment (A)                            (517,600)  4,462,323
            TOTAL                                         282,887   8,444,505
(3)/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      NONE
                                                       -----------
(4)/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:                   0
                                                       ===========
      (A) Retirement of Microwave Towers - Lincoln and Brockton


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

                                        ADDITIONS                   OTHER
                           BALANCE AT   CHARGED TO                 CHANGES      BALANCE
                            BEGINNING    ACCOUNTS                    ADD        AT CLOSE
          DESCRIPTION        OF YEAR    403 & 405   RETIREMENTS  (DEDUCT) 1/    OF YEAR
Account

301  ORGANIZATION                   0            0            0            0

303  MISCELLANEOUS
     INTANGIBLE PLANT       1,562,261       70,531            0            0    1,632,792

304  LAND AND LAND RIGHTS           0            0            0            0

305  STRUCTURES AND
     IMPROVEMENTS           4,015,213      454,074          200         (387)   4,468,700

306  LEASEHOLD
     IMPROVEMENTS             542,448            0            0            0      542,448

307  EQUIPMENT              5,578,061      505,272      522,800            0    5,560,533

308  OFFICE FURNITURE
     AND FIXTURES           2,277,467      253,842            0            0    2,531,309

309  AUTOMOBILES, OTHER
     VEHICLES AND RELATED
     GARAGE EQUIPMENT               0            0            0            0            0

310  AIRCRAFT AND AIRPORT
     EQUIPMENT                      0            0            0            0            0

311  OTHER SERVICE
     COMPANY PROPERTY               0            0            0            0            0
                           13,975,450    1,283,719      523,000         (387)  14,735,782



(1)/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                  BALANCE AT    BALANCE
                                                   BEGINNING   AT CLOSE
                     D E S C R I P T I O N          OF YEAR     OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

              NONE

ACCOUNT 124 - OTHER INVESTMENTS

              NONE

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

              Shawmut Bank, N.A.                   1,050,000   3,000,000

                    TOTAL                          1,050,000   3,000,000

         ANNUAL REPORT OF EUA Service Corporation

           For the Year Ended December 31, 1998

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                           BALANCE AT    BALANCE
                                                            BEGINNING   AT CLOSE
                         D E S C R I P T I O N               OF YEAR     OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
              ASSOCIATE COMPANIES

                Blackstone Valley Electric Co.              1,592,656   1,287,170
                Eastern Utilities Associates                   36,855      94,753
                Montaup Electric Company                    2,572,673   1,714,836
                Eastern Edison Company                      3,921,563   6,881,856
                EUA Cogenex Corporation (Inc. Division)       422,597     175,112
                EUA Energy Investment Corporation              21,855      74,350
                EUA Ocean State Corporation                    25,277      15,054
                Newport Electric Corporation                2,163,802   1,970,000
                EUA Transcapacity                              15,644      12,529
                EUA Bioten                                     27,807     179,824
                EUA Energy Services                             5,579       2,923
                EUA Compression Services                          312       2,996
                EUA Telecommunication                          12,070         554
                RENOVA                                                     15,512
                  TOTAL ACCOUNTS RECEIVABLE                10,818,690  12,427,469


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
                                                                          TOTAL
Analysis by Company:                                                    PAYMENTS

                Blackstone Valley Electric Co.                          2,062,445
                Eastern Utilities Associates                               23,369
                Montaup Electric Company                                1,137,089
                Eastern Edison Company                                  5,470,850
                EUA Cogenex Corporation (Including Divisions)           2,431,284
                EUA Energy Investment Corporation                           5,253
                EUA Ocean State Corporation                                  (532)
                Newport Electric Corporation                              757,099
                EUA Transcapacity                                          (1,369)
                EUA Energy Services                                             0
                EUA Telecommunication                                       2,183
                EUA Bioten                                                 13,862
                  TOTAL PAYMENTS                                       11,901,533


Convenience payments paid by the Service Corporation on behalf of associated companies were primarily for equipment leasing, postage, commitment fees, advertising, outside services and insurance plans.


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

         D E S C R I P T I O N                       LABOR   EXPENSES    TOTAL
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                               0         0         0

                NONE

                    TOTAL                                 0         0         0





SUMMARY:

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                   D E S C R I P T I O N         LABOR   EXPENSES    TOTAL
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

Stores expense incurred during year
distributed as follows:                               0    23,237    23,237

              Blackstone Valley Electric              0    (3,248)   (3,248)
              Montaup Electric Company                0    (5,433)   (5,433)
              Eastern Edison Company                  0    (8,300)   (8,300)
              Newport Electric Corporation            0    (2,632)   (2,632)

                    TOTAL                             0     3,624     3,624

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                            BALANCE AT    BALANCE
                                             BEGINNING   AT CLOSE
           D E S C R I P T I O N              OF YEAR     OF YEAR
ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS                         0           0

                NONE

                    TOTAL                            0           0

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                     BALANCE AT    BALANCE
                                                                      BEGINNING   AT CLOSE
            D E S C R I P T I O N                                      OF YEAR     OF YEAR
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Computer Graphics System                                                    0           0
MFT Assessment                                                              0           0
Post -Retirement Benefits Other Than Pensions Pre-Funding             459,624     385,796
Miscellaneous Deferred Debits (3)                                      12,764       9,435
Lawson General Ledger System-Pending Reimbursement/Bankers Leasing          0      20,925
              TOTAL                                                   472,388     416,156

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                 D E S C R I P T I O N                   AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES                                     0

                NONE


                    TOTAL                                      0

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XI - PROPRIETARY CAPITAL

                                       NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
   ACCOUNT                              SHARES        VALUE         NO. OF         TOTAL
   NUMBER     CLASS OF STOCK          AUTHORIZED    PER SHARE       SHARES        AMOUNT
              COMMON
201           STOCK ISSUED                 5,000         $10.00           100        $1,000


INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                    DESCRIPTION                                                   AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                      $2,100,000

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

              (1)  See Schedule XIV Notes to Financial Statements, Page 19C.
                                                                 TOTAL           $2,100,000

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                                                  BALANCE
                                      BALANCE AT    NET INCOME                      AT
                                       BEGINNING        OR         DIVIDENDS       CLOSE
                    DESCRIPTION         OF YEAR       (LOSS)         PAID         OF YEAR
ACCOUNT 216 - UNAPPROPRIATED
              RETAINED EARNINGS          594,346        261,843       400,000       456,189

              TOTAL                      594,346        261,843       400,000       456,189

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                          DATE                          BALANCE AT                       BALANCE AT
                         CLASS & SERIES    OF     INTEREST    AMOUNT    BEGINNING                     1/    CLOSE
    NAME OF CREDITOR     OF OBLIGATION  MATURITY    RATE    AUTHORIZED   OF YEAR   ADDITIONS DEDUCTIONS    OF YEAR
ACCOUNT 223 -
        ADVANCES
        FROM
        ASSOCIATE
        COMPANIES                              0         0           0          0         0           0           0

ACCOUNT 224 -
        OTHER LONG-      Senior
        TERM DEBT        Secured Note      2,008    10.20%  20,000,000  6,800,000         0   1,700,000   5,100,000


        TOTAL                              2,008    10.20%  20,000,000  6,800,000         0   1,700,000   5,100,000


1/      GIVE AN EXPLANATION OF DEDUCTIONS:

        (1)  Current maturities - Long-term debt due within one year $1,100,000 and Optional Sinking fund payment $600,000

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company.
              Give description and amount of miscellaneous current and accrued liabilities.
              Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      BALANCE AT    BALANCE
                                                       BEGINNING   AT CLOSE
                D E S C R I P T I O N                   OF YEAR     OF YEAR
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

              NONE

              TOTAL                                            0           0


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              Blackstone Valley Electric Co.              68,042      69,553
              Montaup Electric Co.                         1,182         623
              Eastern Edison Company                      67,478      66,727
              Eastern Utilities Associates                   737     197,682
              Cogenex                                          0           0
              Newport Electric Corporation                 3,009       1,960



              TOTAL                                      140,448     336,545

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

              Insurance Reserve                           54,643      62,101
              Commitment Fees Accrued                        (68)     (1,360)
              Flexible Spending                           32,228      35,347
              Teaming up for Performance               1,285,669   1,470,392



              TOTAL                                    1,372,472   1,566,480

                     EUA SERVICE CORPORATION

                  NOTES TO FINANCIAL STATEMENTS


A.   Nature of Operations and Summary of Significant Accounting Policies

     General

         EUA Service Corporation (the "Company") is a wholly-owned subsidiary of Eastern Utilities Associates (EUA) and is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (the "Act"); its accounts are maintained under the system of accounts prescribed by the Act. The Company provides administrative, data processing, engineering, financial and certain other services, at cost plus a prescribed return allowed by the SEC, to the associated companies in the EUA System.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income and Expenses

         The costs of the services are determined on a direct-charge basis to the extent practicable. Indirect costs are prorated based upon departmental allocation factors developed and reviewed by the Company's department supervisors and by associated companies' management. Operating revenues in the accompanying statements of income include the Company's billings to non-affiliated companies and to its affiliates for its operating costs. In accordance with an order of the SEC, the Company is permitted to bill a return on its borrowed capital, calculated on the basis of a formula prescribed by the SEC.

         The Company allocates to its affiliated companies the profits generated from performance of services to non-affiliated companies and other miscellaneous revenues. These profits are allocated as a reduction in the level of equity return billed to affiliated companies, in accordance with the SEC Uniform System of Accounts general instruction. For 1998 and 1997, there were no non-affiliated profits, thus the equity return billed to affiliated companies was not adjusted.

     Proposed Merger Agreement

         On February 1, 1999, the Company's Parent, EUA and New England Electric System (NEES) announced a merger agreement under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. The merger agreement, which is subject to the approval of EUA shareholders and various regulatory agencies, values the equity of EUA at approximately $634 million, which represents a 23% premium above the price of EUA shares on December 4, 1998, the last trading day before other regional merger announcements affected EUA's share price. EUA shareholders will continue to receive dividends at the current level as declared by the Board of Trustees, until closing of the merger, which is expected by early 2000.


     Voluntary Retirement Incentive

          In June of 1997, an early retirement offer was accepted by a group of nine employees who were eligible for but not offered a Voluntary Retirement Incentive Offer completed in 1995. This incentive program resulted in a one-time pre-tax charge of approximately $1.6 million to 1997 expenses. The Company billed out this one-time charge to its affiliates as part of its operating costs resulting in no financial impact on the Company's results of operations.


     Utility Plant and Depreciation

          Real property and equipment are reported at its original cost. Depreciation is computed using the straight line method based on estimated useful lives of various classes of equipment. Provisions for depreciation were equivalent to a composite rate of approximately 3.9% in 1998 and 3.9% in 1997 based on the average depreciable property balances at the beginning and end of each year. Equipment and vehicles leased under capital leases are amortized over the lives of the respective leases.

          Depreciation expense related to real property and equipment totaled $l,283,718 and $1,271,846 for 1998 and 1997 respectively. Amortization expense for equipment and vehicles under capital leases totaled $763,462 and $914,425 for 1998 and 1997 respectively.


     Other Assets

          The components of deferred debits at December 31, 1998 and 1997 are detailed as follows (in thousands):

                                              1998     1997

     Regulatory Assets:
      Deferred SFAS 109 costs (Note B) $ 24 $ 177 Other deferred charges and assets:
      Unamortized debt expense                  42           60
      SFAS 106 (Note H)                        386          460
      Other                                     31           13
      Total other deferred charges and assets  459          533
                                          $    483      $   710


     Cash and Temporary Cash Investments

          The Company considers all highly liquid or temporary cash investments with a maturity of three months or less when purchased to be cash equivalents.


     New Accounting Standards

         In March 1998, The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1), effective in 1999. SOP 98-1 provides specific guidance on whether to capitalize or expense costs within its scope. The Company does not expect SOP 98-1 to have a material impact on its financial position or result of operations.

         In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities". EUA is required to adopt the SOP for 1999. SOP 98-5 defines start-up activities as one-time activities an entity undertakes when it opens a new facility, introduces a new product line or service, conducts business in a new territory or with a new class of customer or beneficiary, initiates a new process in an existing facility or commences some new operation. The statement covers the accounting for organization costs and decrees that any such costs should be expensed as incurred in the same manner as the other start-up costs. The statement requires entities to expense previously capitalized costs in the year of adopting SOP 98-5. Although EUA cannot currently quantify the impact of adoption as of January 1, 1999, Management estimates the application of SOP 98-5 will not have a material impact on the financial statements.

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in 2000. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company is currently evaluating the impact SFAS 133 will have on its financial position or results of operation.


     Income Taxes

         In accordance with the EUA System's tax allocation agreement, the general policy of the Company with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis and to provide for deferred taxes on certain items subject to temporary differences.

B.   Income Taxes:

         Components of income tax expense (benefit) for the years 1998 and 1997 are as follows:

                                            (in thousands)

                                             1998   1997
          Federal:
           Current                           $214   $382
           Deferred                           (44)  (201)
                                              170    181

          State:
           Current                             11     20
           Deferred                            70    110

               Total income tax expense      $251   $311

         Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax, for the following reasons:

                                             (in thousands)

                                                1998    1997

Federal income tax computed at statutory rates  $179    $205
Increases (decreases) in tax from:
    Prior period tax adjustments                  (2)      2
    Depreciation differences                       4
    State taxes, net of federal income
      tax benefit                                 52     126
    Other                                         18     (22)

        Total income tax expense                $251    $311


          The Company adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109) effective as of January 1, 1993, which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse.

     Total deferred tax assets and liabilities for 1998 and 1997 are comprised as follows:

                                             (in thousands)

                                     Deferred Tax      Deferred Tax
                                       Assets           Liabilities

                                   1998    1997       1998       1997

Plant related differences          $  4             $1,252     $1,460
          State net operating loss
            carry forward             6    $ 76
          Other                                         40         28

          Total                    $10     $ 76     $1,292     $1,488


          The Company has approximately $62,000 in state net operating loss carry forwards which it expects to utilize within the five year period according to state regulations.

C.   Long-Term Debt:

          The Company's 10.2% Senior Secured Notes due 2008 are collateralized primarily by a mortgage on the Company's operations building located in West Bridgewater, Massachusetts.

          Under the agreement securing the Notes, the Company is required at all times, to maintain its common equity balance at $1,500,000 or greater.

          The aggregate amount of the Company's cash sinking fund requirement for long-term debt for five years following 1998 is $1,100,000 for each of the years 1999 through 2003.

          EUA has entered into equity maintenance agreements in connection with the issuance of the Company's notes.

D.   Capital Leases:

         The Company conducts the major portion of its operations as a service corporation in the electric utility industry using certain leased data processing equipment, office equipment and vehicles.

         The following is an analysis of the leased property under capital leases as of December 31,

                                              (in thousands)

                                              1998   1997

        Equipment                            $2,530  $2,939
        Less accumulated amortization        (1,580) (1,369)

        Net leased equipment                 $  950  $1,570


         The following is a schedule of approximate future minimum lease payment commitments for capital and noncancelable operating leases as of December 31, 1998:

                                              (in thousands)

                                             Capital      Operating
         Years ending December 31:            Leases         Leases

             1999                            $  602        $1,344
             2000                               382           580
             2001                                30           139
             2002                                 4            19
             2003                                              16
             After 2003                                         9


         Total future minimum lease payments $1,018        $2,107

         Less interest                          (68)

         Present value of net minimum lease
             payments                        $  950

         Total rent expense for operating leases (in thousands) was $1,754 and $1,546 for 1998 and 1997, respectively.


E.   Capital Stock:

         There were no changes in the number of authorized shares during the years ended December 31, 1998 and 1997. During 1998 the Company paid $200,000 to its parent company, EUA, as a return of capital.


F.   Related-Party Transactions:

         The Company generates a majority of its revenues from the billing of services rendered to its affiliates within the EUA System. An analysis of services billed to affiliated companies for the years ended December 31, 1998 and 1997 is as follows:

                                               (in thousands)

                                              1998     1997

     Eastern Edison Company                 $25,654     $24,601
     Blackstone Valley Electric Company      13,253      12,609
     Montaup Electric Company                 7,632       7,589
     Newport Electric Corporation             6,766       6,635
     EUA Cogenex Corporation                    677       1,003
     Eastern Utilities Associates               240         206
     EUA Ocean State Corporation                156         181
     EUA Energy Investment Corporation          335         216
     EUA Energy Services Incorporated            26         237
     EUA Transcapacity                           18          21
     EUA Bioten                                 138          32
     EUA Telecommunications                      60          37
     EUA Compression Services Incorporated        3

                                            $54,958     $53,367

G.   Pensions:

         The Company participates with other EUA System companies in a non-contributory defined benefit pension plan covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.


         The Company's total pension expense amounted to $2,238,316 for 1998 and $2,279,689 for 1997, excluding $1,339,000 of non-qualified, as illustrated in the table below:


                                                (in thousands)

                                               1998     1997
     Service cost - benefits earned during
       the period                             $1,748   $1,663

     Plus (less):
       Interest cost on projected
          benefit obligation                   4,299    4,003
       Expected (return) on assets            (3,817)  (3,482)
       Net amortization and deferrals              8       96


       Total pension expense                  $2,238   $2,280



         The discount rate and rate of increase in future compensation levels used to determine pension obligations, were 7.25% in 1998 and 7.5% in 1997 and 4.25% in 1998 and in 1997, respectively. The expected long-term rate of return on plan assets in 1998 and 1997 was 9.50%.

         The discount rate used to determine pension obligations, effective January 1, 1999 was changed from 7.25% to 6.75% and was used to calculate the plan's funded status at December 31, 1998. The funded status of the plan cannot be presented separately for the Company as it participates in the plan with other subsidiaries of EUA.

         The voluntary retirement incentive also resulted in approximately $1,339,000 of non-qualified pension benefits which were expensed and billed to affiliates in 1997. The balance, which is included in other liabilities for these unfunded benefits, amounted to approximately $1,855,501 and $1,736,000 for 1998 and 1997 respectively.


         EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1998, approximately $5.7 million is included as a liability in other deferred credits for these plans. For the years ending December 31, 1998 and 1997 the Company's portion of expenses related to the supplemental plan were approximately $0.8 million and $1.4 million respectively. The Company bills out these costs to its affiliates as part of its operating costs and therefore the Supplemental Plans do not have a significant impact on the Company's results of operations.

         The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan, amounted to $737,491 and $677,506 in 1998 and 1997 respectively. The company bills out these costs to its affiliates and therefore the savings plan does not have a significant impact on the company's result of operations.

H.   Post-Retirement Benefits:

         Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by the company for all qualified employees.

         The total cost of post-retirement benefits other than pensions (including amounts related to the 1997 voluntary retirement incentive offer) for 1998 and 1997 includes the following components:

                                          (in thousands)

                                           1998    1997

Service cost                             $  523     $  498
Interest cost                             1,336      1,243
Expected return on plan assets             (715)      (550)
Amortization of transition obligation       540        443
Other amortization and deferrals-net       (225)      (133)
Voluntary retirement incentives                        172
  Total post-retirement benefit cost     $1,459     $1,673

Assumptions:

Discount rate                          7.25%    7.50%
Health care cost trend rate-near-term  6.00%    7.00%
Health care cost trend rate-long-term  5.00%    5.00%
Compensation increase rate             4.25%    4.25%
Long-term return on assets - non union 7.50%    7.75%



                                                   (in thousands)

Reconciliation of Accumulated Post-Retirement          1998    1997
          Benefit Obligation

Beginning of Year Benefit Obligation (January 1)   $18,577 $16,442
Service Cost                                           522     498
Interest Cost                                        1,336   1,243
Participant Contributions                               53      44
Actuarial Loss (Gain)                                  903   1,064
Disbursements                                         (623)   (374)
Settlements or Curtailments                                   (340)
End of Year Benefit Obligation (December 31)       $20,768 $18,577


                                               (in thousands)

Reconciliation of Fair Value Assets                   1998    1997

Beginning of Year Fair Value of Assets (January 1) $ 9,531  $ 7,581
Actual return on plan assets                         1,411      647
Company contributions                                1,328    1,633
Participant contributions                               53       44
Disbursements                                         (623)    (374)
End of Year Fair Value of Assets (December 31)     $11,700  $ 9,531


                                                  (in thousands)

Reconciliation of funded status:                    1998         1997

Accumulated post retirement benefit obligation
(APBO):

Retirees                                       $  (6,859)    $  (6,077)
Active employees fully eligible for benefits      (3,214)       (2,907)
Other active employees                           (10,695)       (9,593)
  Total                                          (20,768)      (18,577)

Plan assets at fair value,
   primarily notes & bonds                        11,700         9,531
Unrecognized transition obligation                 7,556         8,096
Unrecognized net loss (gain)                       2,057         1,626
Prepaid (accrued) post retirement benefit cost  $    545      $    676

Effect of 1% change in Assumed Health Care Cost Trend Rate

                                              One Percentage Point
(in thousands)                                  Increase Decrease
Effect on 1998 service and interest
   cost components of net-periodic cost             298     (235)

Effect on 1998 accumulated post-retirement
   benefit obligation                             2,559   (2,087)

        The discount rate used to determine post retirement benefit obligations effective January 1, 1999 was changed from 7.25% to 6.75% and was used to calculate the funded status of post-retirement benefits at December 31, 1998.

        The Company has also established an irrevocable external Voluntary Employees' Beneficiary Association Trust Fund for non-union retirees. Contributions to the fund commenced in March 1993 and totaled $1,328,336 and $1,576,198 during 1998 and 1997 respectively.

I.   Lines of Credit:

        EUA System companies, which includes the Company, maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. The Company had no short-term borrowing outstanding at year end.

J.   Fair Value of Financial Instruments:

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

          Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

          Long-term Debt: The fair value of the Company's long-term debt were based on quoted market prices for securities of similar investment grade and general character.

          The estimated fair value of the Company's financial instruments at December 31, 1998 are as follows (in thousands):

                                           Carrying     Fair
                                            Amount      Value

     Cash and Temporary Cash Investments    $2,422     $2,422

     Long-Term Debt                         $6,200     $6,515


K.   Commitments and Contingencies:

         DOR Assessment The Company was assessed by the Massachusetts Department of Revenue (DOR) approximately $750,000 in additional taxes and interest in connection with an audit of the Company's state tax returns for the years 1985 and 1986. The Company paid the assessment and interest in March 1989. The assessment was attributable to a computation of income by the DOR on services rendered to affiliated companies over and above what it actually charged the companies for the services. The Company disagrees with the DOR's position and has filed for an abatement of the full amount of the assessment. Accordingly, these amounts have not been charged to expense.

         In February of 1994, the Company was notified by the DOR that the addition of imputed income by the DOR was incorrect with respect to taxable year 1984, and the Company received an abatement of the additional tax assessed for that year. In the same notification, the DOR took the position that the Applications for Abatement related to taxable years 1985 and 1986 were not timely filed and therefore the issue of incorrectly imputed income cannot be considered. The Company disagreed with the DOR's position and filed an appeal with the Appellate Tax Board on May 5, 1993. On June 7, 1996 a motion to dismiss filed by the Massachusetts Commissioner of Revenue was denied.

         In March 1997, the Company and the Commissioner reached a settlement agreement whereby the Commissioner abated the assessments for the years 1985 and 1986 in full and refunded to the Company $l,704,613, including interest of $1,113,127. In exchange, the Company withdrew its appeal of the Commissioner's refusal to abate the assessments on file with the Appellate Tax Board.

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XV

STATEMENT OF INCOME
                                                            CURRENT      PRIOR
ACCOUNT                D E S C R I P T I O N                 YEAR        YEAR
          INCOME
457       Services rendered to associate companies        54,958,053  53,367,835
458       Services rendered to nonassociate companies        458,720     920,161
421.1     Miscellaneous income                                     0           0
              Total Income                                55,416,773  54,287,996

          EXPENSE
920       Salaries and wages                              32,050,458  31,425,749
921       Office supplies and expenses                     2,411,054   2,252,258
922       Administrative expense transferred - credit              0           0
923       Outside services employed                        2,155,926   1,956,038
924       Property insurance                                  29,568      37,347
925       Injuries and damages                               245,188     281,178
926       Employee pension and benefits                    9,578,559  10,621,459
930.1     General advertising expenses                         9,736       1,232
930.2     Miscellaneous general expenses                     910,056     737,243
931       Rents                                            1,795,896   1,777,380
935       Maintenance of structure and equipment           1,181,433   1,228,201
403       Depreciation and amortization expense            1,283,718   1,271,846
408       Taxes other than income taxes                    2,677,837   2,717,707
409       Income taxes                                       225,232     402,119
410       Provision for deferred income taxes                 25,564     (90,438)
419.0     Other interest income                               (3,220) (1,119,921)
419.1     AFUDC - Equity                                           0           0
421.0     Misc. non-operating income billed                  (77,421)   (324,025)
426.1     Donations                                            1,575       1,600
426.3     Penalties                                                0         165
426.5     Other deductions                                         0         783
427       Interest on long-term debt                         632,400     805,800
428       Amort. debt discount and expense                    17,618      24,383
431       Other interest expense                               3,753       5,381
432       AFUDC- Debt                                              0           0

          Total Expenses Billed                           55,154,930  54,013,485

          Total Expenses                                  55,154,930  54,013,485
              Net Income                                     261,843     274,511

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

                                  DIRECT     INDIRECT    COMPENSATION     TOTAL
                                   COSTS       COSTS       FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED     CHARGED     OF CAPITAL     BILLED

                                   457-1       457-2        457-3
Blackstone Valley Electric Co.  11,859,889   1,321,866         71,791  13,253,546

Eastern Utilities Associates       211,977      27,140            611     239,728

Montaup Electric Company         7,020,402     575,257         36,792   7,632,451

Eastern Edison Company          22,883,773   2,627,235        143,378  25,654,386

EUA Cogenex Corp. (Inc. Division)  592,732      80,887          3,237     676,856

EUA Energy Investment Corp.        296,732      36,719          1,117     334,568

EUA Ocean State Corporation        136,462      18,625            677     155,764

Newport Electric Corporation     6,095,970     631,133         38,603   6,765,706

EUA Energy Services  Inc.           21,759       2,128          1,737      25,624

EUA Transcapacity  Corporation      18,351           0              0      18,351

EUA Bioten Corporation             138,155           0              0     138,155

EUA Telecommunication               59,702         532              0      60,234

EUA Compression Services             2,684           0              0       2,684

            Total               49,338,588   5,321,522        297,943  54,958,053

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES
ACCOUNT 458

                                                  DIRECT    INDIRECT  COMPENSATION             EXCESS      TOTAL
             NAME OF                               COST       COST       FOR USE     TOTAL       OR        AMOUNT
      NON-ASSOCIATE COMPANY                       CHARGED   CHARGED    OF CAPITAL     COST   DEFICIENCY    BILLED

                                                   458-1     458-2        458-3                 458-4
Transcapacity                                       3,619        541                  4,160           0      4,160
Bioten Partnership - Construction                   4,572          0                  4,572           0      4,572
Central Maine Ice Storm                             9,331        427                  9,758       3,034     12,792
Reliability & Tracking                             26,580      1,755                 28,335      12,291     40,626
Braintree Scada Service                               854          0                    854        (148)       706
Bioten Partnership - Marketing                     34,613      1,261                 35,874           0     35,874
Bioten Partnership - General Support              245,744      7,709                253,453           0    253,453
Cumberland School - Bid Proposal                        0          0                      0           0          0
Cumberland School - Construction                        0          0                      0           0          0
Anchorage Housing Navy - Construction                   0          0                      0           0          0
MCI Bridgewater - Construction                          0          0                      0           0          0
Communications Tower Rentals                        1,870        238                  2,108      (2,108)         0
Browning - Ferris Scada Services                    6,166          0                  6,166       2,886      9,052
Pascoag C&LM Services                                 731         53                    784        (784)         0
Infrared Scanning                                       0          0                      0           0          0
Radio Interference                                     68         11                     79          71        150
West Center Street Realty - Land                   18,344          0                 18,344      14,416     32,760
Taunton Municipal Lighting - Data Link              4,671          0                  4,671       1,336      6,007
Ocean State Power - NEPOOL Activities               6,043        736                  6,779           0      6,779
Ocean State Power - Data Link                      28,693          0                 28,693      12,449     41,142
Middleboro - SCADA Software                         3,887          0                  3,887       1,714      5,601
Pascoag - SCADA Services                            3,598          0                  3,598       1,448      5,046
Duke Louis Dreyfus                                      0          0                      0           0          0
General Non-Affiliated Activity                    82,705          0                 82,705     (82,705)         0
                                         TOTAL    482,089     12,731                494,820     (36,100)   458,720

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                       ASSOCIATE COMPANY CHARGES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                30,830,320     1,043,759    31,874,079
921   OFFICE SUPPLIES AND EXPENSES                       1,728,441       583,169     2,311,610
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0             0             0
923   OUTSIDE SERVICES EMPLOYED                          1,692,581       413,548     2,106,129
924   PROPERTY INSURANCE                                    29,568             0        29,568
925   INJURIES AND DAMAGES                                 244,832           299       245,131
926   EMPLOYEE PENSIONS AND BENEFITS                     9,239,574       294,036     9,533,610
928   REGULATORY COMMISSION EXPENSE                              0             0             0
930.1 GENERAL ADVERTISING EXPENSE                            9,736             0         9,736
930.2 MISC. GENERAL EXPENSE                                907,412         2,644       910,056
931   RENTS                                              1,076,263       718,887     1,795,150
935   MAINTENANCE                                          990,354       190,972     1,181,326
403   DEPRECIATION                                               0     1,279,545     1,279,545
405   AMORTIZATION                                               0             0             0
408   TAXES OTHER THAN INCOME TAXES                      2,589,507        72,594     2,662,101
409   INCOME TAXES                                               0       212,278       212,278
410   PROVISION FOR DEFERRED INCOME TAXES                        0       (44,337)      (44,337)
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                 0             0             0
411.5 INVESTMENT TAX CREDIT                                      0             0             0
419.0 OTHER INTEREST INCOME                                      0        (3,220)       (3,220)
421.0 MISC. NON-OPERATING INCOME BILLED                          0       (77,271)      (77,271)
426.1 DONATIONS-DEDUCTIBLE                                       0         1,575         1,575
426.3 PENALTIES                                                  0             0             0
426.5 OTHER DEDUCTIONS                                           0             0             0
427   INTEREST ON LONG-TERM DEBT                                 0       611,960       611,960
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                        0        17,345        17,345
431   OTHER INTEREST EXPENSE                                     0         3,739         3,739
432   CAPITALIZED INTEREST                                       0             0             0
419.1 AFUDC                                                      0             0             0
INSTRUCTION:  Total cost of service will equal
for associate and non-associate companies the
total amount billed under their separate
analysis of billing schedules.

      TOTAL EXPENSES =                                  49,338,588     5,321,522    54,660,110
      COMPENSATION FOR USE OF EQUITY CAPITAL=                            297,943       297,943
 430  INTEREST ON DEBT TO ASSOCIATE COMPANIES=
      TOTAL COST OF SERVICE=                            49,338,588     5,619,465    54,958,053

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                       NON-ASSOCIATE CO. CHARGES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                   176,379             0       176,379
921   OFFICE SUPPLIES AND EXPENSES                          95,178         4,266        99,444
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0             0             0
923   OUTSIDE SERVICES EMPLOYED                             49,508           289        49,797
924   PROPERTY INSURANCE                                         0             0             0
925   INJURIES AND DAMAGES                                      57             0            57
926   EMPLOYEE PENSIONS AND BENEFITS                        44,949             0        44,949
928   REGULATORY COMMISSION EXPENSE                              0             0             0
930.1 GENERAL ADVERTISING EXPENSE                                0             0             0
930.2 MISC. GENERAL EXPENSE                                      0             0             0
931   RENTS                                                      0           746           746
935   MAINTENANCE                                                0           107           107
403   DEPRECIATION                                               0         4,173         4,173
405   AMORTIZATION                                               0             0             0
408   TAXES OTHER THAN INCOME TAXES                         15,690            46        15,736
409   INCOME TAXES                                          12,954             0        12,954
410   PROVISION FOR DEFERRED INCOME TAXES                   69,751             0        69,751
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                 0             0             0
411.5 INVESTMENT TAX CREDIT                                      0             0             0
419.0 OTHER INTEREST INCOME                                      0             0             0
421.0 MISC. NON-OPERATING INCOME BILLED                          0             0             0
426.1 DONATIONS-DEDUCTIBLE                                       0             0             0
426.3 PENALTIES                                                  0             0             0
426.5 OTHER DEDUCTIONS                                           0             0             0
427   INTEREST ON LONG-TERM DEBT                            17,494         2,946        20,440
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                      129           144           273
431   OTHER INTEREST EXPENSE                                     0            14            14
432   CAPITALIZED INTEREST                                       0             0             0
419.1 AFUDC                                                      0             0             0
INSTRUCTION:  Total cost of service will equal
for associate and non-associate companies the
total amount billed under their separate
analysis of billing schedules.

      TOTAL EXPENSES =                                     482,089        12,731       494,820
      COMPENSATION FOR USE OF EQUITY CAPITAL=
 430  INTEREST ON DEBT TO ASSOCIATE COMPANIES=
      TOTAL COST OF SERVICE=                               482,089        12,731       494,820

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                      TOTAL CHARGES FOR SERVICES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                31,006,699     1,043,759    32,050,458
921   OFFICE SUPPLIES AND EXPENSES                       1,823,619       587,435     2,411,054
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0             0             0
923   OUTSIDE SERVICES EMPLOYED                          1,742,089       413,837     2,155,926
924   PROPERTY INSURANCE                                    29,568             0        29,568
925   INJURIES AND DAMAGES                                 244,889           299       245,188
926   EMPLOYEE PENSIONS AND BENEFITS                     9,284,523       294,036     9,578,559
928   REGULATORY COMMISSION EXPENSE                              0             0             0
930.1 GENERAL ADVERTISING EXPENSE                            9,736             0         9,736
930.2 MISC. GENERAL EXPENSE                                907,412         2,644       910,056
931   RENTS                                              1,076,263       719,633     1,795,896
935   MAINTENANCE                                          990,354       191,079     1,181,433
403   DEPRECIATION                                               0     1,283,718     1,283,718
405   AMORTIZATION                                               0             0             0
408   TAXES OTHER THAN INCOME TAXES                      2,605,197        72,640     2,677,837
409   INCOME TAXES                                          12,954       212,278       225,232
410   PROVISION FOR DEFERRED INCOME TAXES                   69,751       (44,337)       25,414
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                 0             0             0
411.5 INVESTMENT TAX CREDIT                                      0             0             0
419.0 OTHER INTEREST INCOME                                      0        (3,220)       (3,220)
421.0 MISC. NON-OPERATING INCOME BILLED                          0       (77,271)      (77,271)
426.1 DONATIONS-DEDUCTIBLE                                       0         1,575         1,575
426.3 PENALTIES                                                  0             0             0
426.5 OTHER DEDUCTIONS                                           0             0             0
427   INTEREST ON LONG-TERM DEBT                            17,494       614,906       632,400
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                      129        17,489        17,618
431   OTHER INTEREST EXPENSE                                     0         3,753         3,753
432   CAPITALIZED INTEREST                                       0             0             0
419.1 AFUDC                                                      0             0             0
INSTRUCTION:  Total cost of service will equal
for associate and non-associate companies the
total amount billed under their separate
analysis of billing schedules.

      TOTAL EXPENSES =                                  49,820,677     5,334,253    55,154,930
      COMPENSATION FOR USE OF EQUITY CAPITAL=                            297,943       297,943
 430  INTEREST ON DEBT TO ASSOCIATE COMPANIES=                                 0             0
      TOTAL COST OF SERVICE=                            49,820,677     5,632,196    55,452,873

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                         TOTAL                   DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS             AMOUNT       OVERHEAD        105        110-111       115        120'S
920   Salaries and Wages              32,050,458                    208,210     927,604     173,058    1,293,298
921   Office Supplies and Expenses     2,411,054                      7,370      27,759      10,224      73,706
922   Administrative Expense Transfer          0                          0           0           0           0
923   Outside Services Employed        2,155,926                          0           0      21,973           0
924   Property Insurance                  29,568                          0           0           0           0
925   Injuries and Damages               245,188                          0           0           0           0
926   Employee Pension and Benefits    9,578,559                          0           0           0           0
928   Regulatory Commission Expense            0                          0           0           0           0
930.1 General Advertising Expense          9,736                          0           0           0           0
930.2 Misc. General Expense              910,056                        135          54       4,692       9,415
931   Rents                            1,795,896                      3,202       3,097      10,563      14,136
935   Maintenance                      1,181,433                      1,151       3,087         450       2,302
403   Depreciation                     1,283,718                      2,191       3,745       7,428      39,958
405   Amortization                             0                          0           0           0           0
408   Taxes Other Than Income Taxes    2,677,837                     10,957      41,236      13,200     108,898
409   Income Taxes                       225,232                          0           0           0           0
410   Provision for Deferred Inc. Taxes   25,564                          0           0           0           0
411   Provision for Deferred Inc. Taxes        0                          0           0           0           0
419.0 Other Interest Income               (3,220)                         0           0           0           0
419.1 AFUDC - Equity Funds                     0                          0           0           0           0
421.0 Misc Non-Operating Income          (77,421)                         0           0     (15,521)          0
426.1 Donations                            1,575                          0           0           0           0
426.3 Penalties                                0                          0           0           0           0
426.5 Other Deductions                         0                          0           0           0           0
427   Interest on Long-Term Debt         632,400                        191       2,122       3,937      37,048
428   Amort. of Debt Discount and Exp     17,618                          0          41         141       1,082
431   Other Interest Expense               3,753                          7          18          18         165
432   AFUDC- Debt                              0                          0           0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =    55,154,930                    233,414    1,008,763    230,163    1,580,008

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS              130'S         210         215-220     230, 235       240        260'S
920   Salaries and Wages               2,810,936      174,419       924,499     361,279      39,256    2,285,580
921   Office Supplies and Expenses       316,198        4,696        36,604      27,147      25,136      82,299
922   Administrative Expense Transfer          0            0             0           0           0           0
923   Outside Services Employed          248,596          375       289,988      20,198       3,700      41,779
924   Property Insurance                       0            0             0      29,568           0           0
925   Injuries and Damages                  (513)           0             0     245,830           0           0
926   Employee Pension and Benefits      (67,332)       2,622     9,601,140           0           0          58
928   Regulatory Commission Expense            0            0             0           0           0           0
930.1 General Advertising Expense              0            0             0           0           0           0
930.2 Misc. General Expense               34,062        1,521       379,467       4,752       2,644      20,717
931   Rents                              609,659            0        11,153       6,524     336,448      16,504
935   Maintenance                        613,405            0             0       2,347       1,698      34,901
403   Depreciation                        97,928        2,187        42,699     104,607         779      52,091
405   Amortization                             0            0             0           0           0           0
408   Taxes Other Than Income Taxes      204,394        8,335        68,151      26,503       3,184     163,920
409   Income Taxes                             0            0             0           0           0           0
410   Provision for Deferred Income Taxes      0            0             0           0           0           0
411   Provision for Deferred Income Taxes      0            0             0           0           0           0
419.0 Other Interest Income                    0            0             0           0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0           0
421.0 Misc Non-Operating Income                0            0             0           0           0      (1,455)
426.1 Donations                                0            0             0           0           0           0
426.3 Penalties                                0            0             0           0           0           0
426.5 Other Deductions                         0            0             0           0           0           0
427   Interest on Long-Term Debt          63,200          192        22,792       8,111         192      38,392
428   Amort. of Debt Discount and Exp      1,688            0           641         227           0       1,059
431   Other Interest Expense                 280            6           101          36           6         202
432   AFUDC - Debt                             0            0             0           0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     4,932,501      194,353    11,377,235     837,129     413,043    2,736,047

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS              270'S         280         305,310      315-325      360'S        372
920   Salaries and Wages                 825,516      484,361       123,051      97,204     697,310   1,442,776
921   Office Supplies and Expenses        54,503      100,065         7,279       2,236      30,942      20,790
922   Administrative Expense Transfer          0            0             0           0           0           0
923   Outside Services Employed           38,630            0        33,693           0         480      13,966
924   Property Insurance                       0            0             0           0           0           0
925   Injuries and Damages                   (16)           0             0           0           0           0
926   Employee Pension and Benefits       (2,295)           0            52       2,011           0           0
928   Regulatory Commission Expense            0            0             0           0           0           0
930.1 General Advertising Expense          9,736            0             0           0           0           0
930.2 Misc. General Expense               22,715          672           100           0       3,441       1,770
931   Rents                               26,840        1,655         7,682           0       5,769         475
935   Maintenance                              0       10,113             0           0           0       1,361
403   Depreciation                        25,705       12,127         3,511       3,511      23,437      18,095
405   Amortization                             0            0             0           0           0           0
408   Taxes Other Than Income Taxes       62,241       34,287         9,645       7,844      55,305     117,429
409   Income Taxes                             0            0             0           0           0           0
410   Provision for Deferred Income Taxes      0            0             0           0           0           0
411   Provision for Deferred Income Taxes      0            0             0           0           0           0
419.0 Other Interest Income                    0            0             0           0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0           0
421.0 Misc Non-Operating Income           (1,761)           0             0           0           0           0
426.1 Donations                                0            0             0           0           0           0
426.3 Penalties                                0            0             0           0           0           0
426.5 Other Deductions                         0            0             0           0           0           0
427   Interest on Long-Term Debt          18,929        8,459         2,395       2,045      18,736       4,428
428   Amort. of Debt Discount and Exp        529          258           133          11         528          16
431   Other Interest Expense                  84           38            11           8          83         137
432   AFUDC-Debt                               0            0             0           0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     1,081,356      652,035       187,552     114,870     836,031    1,621,243

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS             410-418      420-424       426-433       440'S       450'S        525
920   Salaries and Wages               1,430,164    1,431,745     2,369,660   3,224,236   1,273,964     590,582
921   Office Supplies and Expenses        75,133       41,974        90,152      37,621     584,631      13,634
922   Administrative Expense Transfer          0            0             0           0           0           0
923   Outside Services Employed          724,267            0       245,585      17,833     410,227           0
924   Property Insurance                       0            0             0           0           0           0
925   Injuries and Damages                     0            0             0        (104)         (5)          0
926   Employee Pension and Benefits            0            0          (363)    (13,223)     58,552           0
928   Regulatory Commission Expense            0            0             0           0           0           0
930.1 General Advertising Expense              0            0             0           0           0           0
930.2 Misc. General Expense              333,799       20,195         8,904       5,500         335       2,281
931   Rents                               10,152       57,140       240,846     102,431     173,655       2,305
935   Maintenance                         42,522      125,786             0           0     190,425       1,150
403   Depreciation                        10,996       37,515        77,726     135,561      53,146       7,879
405   Amortization                             0            0             0           0           0           0
408   Taxes Other Than Income Taxes       79,898      109,454       186,840     259,273     379,656      46,949
409   Income Taxes                             0            0       225,232           0           0           0
410   Provision for Deferred Income Taxes      0            0        25,564           0           0           0
411   Provision for Deferred Income Taxes      0            0             0           0           0           0
419.0 Other Interest Income                    0            0        (3,220)          0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0           0
421.0 Misc Non-Operating Income                0         (500)      (58,184)          0           0           0
426.1 Donations                            1,000            0             0           0           0           0
426.3 Penalties                                0            0             0           0           0           0
426.5 Other Deductions                         0            0             0           0           0           0
427   Interest on Long-Term Debt           2,696       27,736        57,229     119,987      38,476       1,926
428   Amort. of Debt Discount and Exp         10          790         1,599       3,360       1,091           7
431   Other Interest Expense                  82          123           426         532         171          62
432   AFUDC-Debt                               0            0             0           0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     2,710,719    1,851,958     3,467,996    3,893,007   3,164,324    666,775

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

       DESCRIPTION OF ITEMS               560          565          570'S       581-585    586, 587
920   Salaries and Wages                 276,263       80,995     3,645,984    1,565,305    681,734
921   Office Supplies and Expenses         9,748       22,799       128,565      56,250     129,276
922   Administrative Expense Transfer          0            0             0           0           0
923   Outside Services Employed                0        6,357             0           0      29,552
924   Property Insurance                       0            0             0           0           0
925   Injuries and Damages                     0            0             0          26           0
926   Employee Pension and Benefits            0            0             0        (779)          0
928   Regulatory Commission Expense            0            0             0           0           0
930.1 General Advertising Expense              0            0             0           0           0
930.2 Misc. General Expense                    0          271        15,221      10,166       3,102
931   Rents                                1,941        1,180        45,472      51,956       8,485
935   Maintenance                            466            0        40,738      86,341       5,768
403   Depreciation                         6,558        1,558       117,002     323,639      21,105
405   Amortization                             0            0             0           0           0
408   Taxes Other Than Income Taxes       13,589        6,926       285,835     129,325      52,062
409   Income Taxes                             0            0             0           0           0
410   Provision for Deferred Income Taxes      0            0             0           0           0
411   Provision for Deferred Income Taxes      0            0             0           0           0
419.0 Other Interest Income                    0            0             0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0
421.0 Misc Non-Operating Income                0            0             0           0           0
426.1 Donations                                0            0             0           0           0
426.3 Penalties                                0            0             0           0           0
426.5 Other Deductions                         0            0             0           0           0
427   Interest on Long-Term Debt             385          385        89,313       5,005      14,988
428   Amort. of Debt Discount and Exp          0            0         2,436          19         445
431   Other Interest Expense                  14            9           696         163          66
432   AFUDC-Debt                               0            0             0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =       308,964      120,480     4,371,262    2,227,416    946,583

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1998

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

       DESCRIPTION OF ITEMS               588         600'S
920   Salaries and Wages                 118,597    2,492,872
921   Office Supplies and Expenses       274,811      119,506
922   Administrative Expense Transfer          0            0
923   Outside Services Employed            3,584        5,143
924   Property Insurance                       0            0
925   Injuries and Damages                   (30)           0
926   Employee Pension and Benefits       (1,884)           0
928   Regulatory Commission Expense            0            0
930.1 General Advertising Expense              0            0
930.2 Misc. General Expense                    0       24,125
931   Rents                                4,308       42,318
935   Maintenance                            653       16,769
403   Depreciation                         1,558       49,476
405   Amortization                             0            0
408   Taxes Other Than Income Taxes        8,987      183,514
409   Income Taxes                             0            0
410   Provision for Deferred Income Taxes      0            0
411   Provision for Deferred Income Taxes      0            0
419.0 Other Interest Income                    0            0
419.1 AFUDC - Equity Funds                     0            0
421.0 Misc Non-Operating Income                0            0
426.1 Donations                                0          575
426.3 Penalties                                0            0
426.5 Other Deductions                         0            0
427   Interest on Long-Term Debt           3,361       39,744
428   Amort. of Debt Discount and Exp         80        1,427
431   Other Interest Expense                  15          194
432   AFUDC-Debt                               0            0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =       414,040    2,975,663

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                                      DEPARTMENTAL SALARY EXPENSE       NUMBER
          NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO     PERSONNEL
     Indicate each department or         TOTAL      PARENT      OTHER         NON       END OF
           service function              AMOUNT    COMPANY    ASSOCIATES   ASSOCIATES    YEAR
105     Executive Admin. &
          Support                        208,210                 208,210            0         1
110-111 Executive Admin. &                                             0            0         0
          Support                        927,604     12,567      915,037            0         3
115     Internal Audit                   173,058      1,071      171,987            0         3
120's   Consumer Service               1,293,298          0    1,293,298            0        25
130's   Information Systems            2,810,936      2,902    2,808,034            0        47
210     Admin. Support -                       0          0            0            0         0
          Corporate                      174,419      1,270      173,149            0         1
215-220 Human Resources/                       0          0            0            0         0
          Emp. Benefits                  924,499      3,324      921,175            0        16
230  .2 Safety and                             0          0            0            0         0
          Occupational                         0          0            0            0         0
          Health                         361,279      1,053      360,226            0         6
240     Office Services -                      0          0            0            0         0
          Boston                          39,256          0       39,256            0         1
260's   Corporate Planning                     0          0            0            0         0
          /C&LM/PWR Mgmt.              2,285,580          0    2,280,997        4,583        32
270's   Marketing Services               825,516          0      825,119          397        14
280     Strategic Studies                484,361          0      324,056      160,305         6
305, 31 Executive Admin &                      0          0            0            0         0
          Support/Corp.                        0          0            0            0         0
          Comm.                          123,051      1,115      121,936            0         1
315-325 Corporate                              0          0            0            0         0
          Communications                  97,204        206       96,998            0         4
360's   Matls. Mgmt/Stores/                    0          0            0            0         0
          Purchasing                     697,310        104      697,206            0        13
372     System Operations              1,442,776          0    1,442,776            0        23
410-418 Financial/Treasury                     0          0            0            0         0
          Services                     1,430,164      5,689    1,424,475            0        14
420-424 Rate Admin/Load                        0          0            0            0         0
          Research                     1,431,745          0    1,431,745            0        20
426-433 Comptroller/Acctng.            2,369,660     47,149    2,319,803        2,708        45
440's   Customer Service               3,224,236          4    3,224,232            0        89
450's   Bldg & Facilities-WB           1,273,964      2,875    1,269,697        1,392        27
525     Transmission Lines               590,582          0      590,582            0        10
560     Eng. & Oper Admin                      0          0            0            0         0
          & Support                      276,263      1,209      275,054            0         2
565     Central Meter Test                80,995          0       80,995            0         2
570's   Engineering                    3,645,984          0    3,645,984            0        67
581-585 S & C / Substation /                   0          0            0            0         0
          Radio/ Microwave                     0          0            0            0         0
          Stds.                        1,565,305        118    1,565,136           51        26
586-587 Environmental Eng.               681,734          0      679,309        2,425        11
588     Telecommunications               118,597          0      118,597            0         3
600's   Admin. & Support               2,492,872      2,247    2,486,107        4,518        39

            TOTAL                      32,050,458    82,903   31,791,176      176,379       551

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.
                                                                       RELATIONSHIP
                                                                       "A"-ASSOCIATE
                                                                         "NA"-NON
        FROM WHOM PURCHASED          DESCRIPTION                         ASSOCIATE

Outside Services - Legal

McDermott, Will and Emery              Legal Services                  NA             346,098

Various (9)                                                            NA              41,257
                                                                                     ---------
                                                                                      387,355
                                                                                     ---------

Outside Services - Accounting
                                                                                     ---------
Various (5)                                                            NA             159,642
                                                                                     ---------

Outside Services - Y2K Consulting

McDermott Will & Emery                 Legal Services                  NA             203,572
Various (2)                                                            NA              47,827
                                                                                     ---------
                                                                                      251,399
                                                                                     ---------
Outside Services - Info. Systems
                                                                                     ---------
Various (13)                                                           NA             128,298
                                                                                     ---------
Outside Services - Building
and Maintenance

First Security Services                Security Services               NA             140,464

Various (38)                                                           NA             166,546
                                                                                     ---------
                                                                                      307,010
                                                                                     ---------


Outside Services - Other

Eastern Edison Company                 Arborist/Tech.Trainers/Prop.Mai A              288,067
Media Concepts                         Printing Services               NA             112,941


Various (58)                                                           NA             521,214
                                                                                     ---------
                                                                                      922,222
                                                                                     ---------

Total Outside Services Employed                                                      2,155,926
                                                                                     =========

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

                      D E S C R I P T I O N                         AMOUNT


Dental Plan (9260-02)                                               226,486

Employee Education Reimbursement (9260-03)                           52,901

Employee Publications (9260-04)                                       1,795

Long Term Disability (9260-08)                                      738,533

Life Insurance (9260-12 to 9260-19)                                 330,378

Group Health including FAS 106 (9260-10/9260-22 TO 9260-39)       3,552,881

Company Match/Employee Savings Plan (9260-40 to 9260-43)            738,228

Pension Plan (9260-51 to 9260-58)                                 3,643,116

Miscellaneous (Service Recognition, Employee Exams                  294,241
                           and Employee related programs)


TOTAL                                                             9,578,559

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising
              Expenses", classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


          D E S C R I P T I O N            NAME OF PAYEE   AMOUNT
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSE

              Miscellaneous                                  9,736


                         TOTAL                               9,736

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General
              Expenses", classifying such expenses according to their nature.  Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign
              Act, as amended by Public Law 94-283 in 1976 [2 U.S.C. P441 (b)(2)] shall be separately classified.

                  D E S C R I P T I O N                    AMOUNT
Industry Association Dues                                   28,331

Corporate and Fiscal Expenses Including Investor Relations 153,716

Transfer Agent Fees and Expenses                           144,058

Employee Training and Seminars                             542,806

Miscellaneous                                               41,145


              TOTAL                                        910,056

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

    RENTS
 ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

             T Y P E   O F  P R O P E R T Y                AMOUNT
Building Rents:

          Boston MA, Office Facility                       327,928

          Brockton MA, Office Facility                      10,056

          Lincoln RI, Office Facility                      210,176

                    Total Building Rents                   548,160

Data Processing and Other Equipment Rents                1,247,736



              TOTAL                                      1,795,896

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other than Income Taxes".  Separate the analysis into two groups:  (1) other than U.S. Government taxes, and (2) U.S.
              Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.


                   K I N D  O F  T A X                     AMOUNT
Other Than U.S. Government Tax:

          Massachusetts Unemployment Tax                   101,753

          Rhode Island Unemployment Tax                     21,577

          Job Development Tax (Rhode Island)                 1,850

          Property Tax                                     280,926

          Health Insurance Tax - Massachusetts               8,310

          Miscellaneous                                     34,543

                                                           448,959

U.S. Government Tax:

          FICA                                           2,196,973

          Federal Unemployment Tax                          31,905

                                                         2,228,878



                                                         2,677,837

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

DONATIONS

ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in account 426.1, "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

        NAME OF RECIPIENT            PURPOSE OF DONATION    AMOUNT

ACCOUNT 426.1 - DONATIONS

              Various (3)                                    1,575




                                                             1,575

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

OTHER DEDUCTIONS

ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION                                NAME OF PAYEE           AMOUNT

ACCOUNT 426.5 - Other Deductions                                       0


                                                TOTAL                  0


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SCHEDULE XVIII

NOTES TO STATEMENT OF INCOME



INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on page 19.


ANNUAL REPORT OF EUA SERVICE CORPORATION
ORGANIZATION CHART

                                     Chief Executive Officer
                                                |
                                                |
                                                |________________________________________________________________________
                                                |                                                                      |
                                                |                                                               _______|_____
                                      Chief Operating Officer                                                  |       |     |
                                                |                                                              |       |     |
                                                |                                                              |       |     |
                                                |                                                              |     V.P.    |
            ____________________________________|__________________________________________________________    |   Finance   |
            |                                            |                              |        |        |    |       |     |
            |                                            |                              |        |        |    |       |     |
            |                                            |                              |        |        |    |       |     |
       Executive V.P.                                Executive V.P                      |        |        |    Special |Internal
       Administration                                Operations/                        |        |        |    Projects| Audit
            |                                        Pres. Retail                       |        |        |            |
            |                                     _______|__________                   V.P.      |      Assistant    Treasury
            |                                     |                |               Power Supply  |      Comptroller  Financial
            |                                     |               V.P.                  |        |        |            Serv.
            |                                     |               Field                 |     Assistant   |          Modeling
            |                                     |             Operations              |     Comptroller |          Invest.
            |                                     |                |                    |                 |           Relations
            |                                     |                |                    |               Accounting
            |                                  Engineering       Trans. &          Transmission         Reporting
            |                                  Facilities Mgt.     Distribution      Services           Budget
            |                                                    Fleet &           Power Supply
    _______ |______________________________________________        Garage          Somerset Sta.
    |           |                |            |           |      Material Mgt.     Support Services
   V.P.       V.P.        Director-Info.   Director-   V.P.      System Operations
Technical    Rates         Services        Customer    Human     Substation &
Services        |         Director-        Services    Resources   Communications
    |           |                |            |           |
    |  Rate Design        Information         |           |
    |  Load Research         Services     Customer      Safety/Risk Mgmt.
    |  Rev. Req. & Admin  Small Systems     Informa-    Corporate Benefits
    |                     Tech. Support     tion        Employee Services
 Consv. & Load Mgmt.         Services     Customer      H. R. Services
 Consumer Services        Purchasing        Services    Media Relations
 Marketing Services       Tech. Operations              Employee Communications
 Business Services


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

METHODS OF ALLOCATION
--------- ---------

     All costs which are not directly charged to associated companies are allocated based on departmental allocation factors. Below is a description of the basis used in billing indirect costs to each associated company. These allocation bases are reviewed annually.

Average Number of Employees
Total Costs Billed 12 Months Ended
Number of Customers
Revenues - Net of Inter-Company
Gross Utility Plant Including CWIP
Total Assets
Number of Vehicles
Gross Utility Plant Excluding CWIP
Power Generated
KWH Sales
Number of Rate Schedules
Gross Revenues
Purchase Orders Processed
M & S Inventory Balance and System Transactions
Transmission & Distribution Lines
KWH Sales Net of Inter-Company
Gross Revenues Less Fuel & Purchased Power
Meters Tested
Substations Maintained
SCADA Utilization
Gross Transmission Plant
Number of Radios
Construction Work in Progress
System Support Labor Efforts
Direct Costs
Number of Telephone Calls

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


      On April 1, 1987, Eastern Utilities Associates was authorized to make a $5,000,000 Capital Contribution to EUA Service Corporation in accordance with
Post-Effective Amendment No. 5 to U-13-1 under the Public Utility Holding
Company Act of 1935.

Amendment No. 5 permits EUA Service Corporation to bill on a monthly basis a return on the Service Company's Total Equity Capitalization. EUA Service
Corporation is allowed to bill compensation for use of capital based on the weighted average return on common equity granted to the operating subsidiaries of Eastern Utilities Associates by the Massachusetts Department of
Telecommunications and Energy, the Federal Energy Regulatory Commission and the
Department of Public Utilities and Carriers Public Utilities Commission of
Rhode Island.

      The following is a summary of the Compensation For Use of Capital billed effective January 1, 1998:
      Blackstone Valley Electric Company                  $71,791

      Montaup Electric Company                             36,792

      EUA Energy Investment Corporation                     1,117

      Eastern Edison Company                              143,378

      Eastern Utilities Associates                            611

      EUA Cogenex Corporation                               3,237

      EUA Ocean State Corporation                             677

      Newport Electric Corporation                         38,603

      EUA Energy Services Incorporated                      1,737

                                                   TOTAL $297,943

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1998

SIGNATURE CLAUSE


       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

EUA Service Corporation
(Name of Reporting Company)

By: /s/ Augustine Camara
(Signature of Signing Officer)

Augustine Camara, Assistant Comptroller
(Printed Name and Title of Signing Officer)

Date:   April 23, 1999